

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05047620

March 15, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/15/2005

Re: Raytheon Company
Incoming letter dated February 14, 2005

Dear Mr. Chevedden:

This is in response to your letter dated February 14, 2005 concerning the shareholder proposal submitted to Raytheon by John Chevedden. On February 11, 2005, we issued our response expressing our informal view that Raytheon could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel


RECD S.E.C.
MAR 1 6 2005
1083

cc: John W. Kapples
Vice President and Secretary
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
FX: 202-942-9525

February 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (February 11, 2005)
Staff Response Letter
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: John Chevedden

Ladies and Gentlemen:

The key word "may" from the company bylaws below appears inconsistent with the key word "must" attributed to the company in the Raytheon Company (February 11, 2005) Staff Response Letter (emphasis added).

Amendments

Section 8.1. Amendments. The By-Laws *may* be altered or repealed and new By-Laws *may* be adopted (1) at any annual or special meeting of stockholders by the affirmative vote of the holders of shares of Common Stock in accordance with Articles IV and VII of the Certificate of Incorporation; provided, however, that, in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new By-Law or By-Laws must be contained in the notice of such special meeting, or (2) by the affirmative vote of a majority of the Whole Board.

ARTICLE III

Board of Directors

Section 3.1. General Powers. The business and affairs of the Corporation *shall* be managed under the direction of the Board. In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

Source:
AMENDED AND RESTATED
BY-LAWS
OF
RAYTHEON COMPANY
(As of December 19, 2001)

Sincerely,



John Chevedden

cc: John W. Kapples